UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2016

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of 4Q 2015 consolidated results
2.	Fourth Quarter 2015 Consolidated Earnings Results Presentation

Item 1

Report of 4Q 2015 consolidated results

Information reported in Ps. billions(1) and under Full IFRS

(1) We refer to billions as thousands of millions.

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States, registered with Colombia’s National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores) and the United States Securities and Exchange Commission (“SEC”). As such, it is subject to the control of the Superintendency of Finance and compliance with applicable U.S. securities regulation as a “foreign private issuer” under Rule 405 of the U.S. Securities Act of 1933. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia.

As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions.

All of our banking subsidiaries, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, and their respective Colombian financial subsidiaries, including Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by the Superintendency of Finance.

Although we are not a financial institution, until December 31, 2014 we prepared the unaudited consolidated financial information included in our quarterly reports in accordance with the regulations of the Superintendency of Finance for financial institutions and generally accepted accounting principles for banks to operate in Colombia, also known as Colombian Banking GAAP because we believe that presentation on that basis most appropriately reflected our activities as a holding company of a group of banks and other financial institutions.

However, in 2009 the Colombian Congress enacted Law 1314 establishing the implementation of IFRS in Colombia. As a result, since January 1, 2015 financial entities and Colombian issuers of publicly traded securities such as Grupo Aval must prepare financial statements in accordance with IFRS.

IFRS as applicable under Colombian regulations differs in certain aspects from IFRS as currently issued by the IASB. Our 20-F annual report filed with the SEC provides a description of the principal differences between Colombian Banking GAAP and U.S. GAAP as well as expected changes from our implementation of IFRS as applicable under Colombian regulations.

The unaudited consolidated financial information included in this webcast is presented in accordance with IFRS as currently issued by the IASB.

Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

Because of our migration to IFRS and our first year of implementation of IFRS accounting principles, the unaudited consolidated financial information for 2015, and the comparative information for the respective periods of 2014 presented herein, may be subject to further amendments.

This report may include forward-looking statements, which actual results may vary from those stated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risks factors as evidenced in our Form 20-F available at the SEC webpage. Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval will not have any obligation to update the information herein and shall not be responsible for any decision taken by investors in connection with this document. The content of this document and the unaudited figures included herein are not intended to provide full disclosure on Grupo Aval or its affiliates.

When applicable, in this webcast we refer to billions as thousands of millions.

Report of 4Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

Bogotá April 11, 2016. GRUPO AVAL ACCIONES Y VALORES S.A. (“Grupo Aval”) reports a consolidated attributable net income result of Ps. 693,392 million for 4Q15 versus a 444,825 million figure reported for 3Q15. ROAE for the quarter was 19.8% and ROAA for the quarter was 2.2%.

The following are the main highlights of Grupo Aval’s FY2015 results under Full IFRS:

•	Net income attributable for the shareholders was 2.04 trillion pesos or 92 pesos per share, which compares favorably versus the 1.81 trillion pesos or 87 pesos per share achieved during 2014, also under Full IFRS. Excluding the non-recurring impact of the payment of the equity tax, net income for 2015 would have been 2.25 trillion or 101 pesos per share.

•	ROAE for the year was 14.5% and ROAA was 1.7%.

•	Asset growth for year was 21% and liability growth was 23%, both denominated in pesos. Excluding the impact of the devaluation of the peso, asset growth would have been 12% and liabilities growth would have been 14%.

•	The growth in assets was driven mainly by the growth in the loan book which increased in pesos by 23%, or by 14%, excluding the impact of the devaluation.

•	The Deposit to Net Loan ratio for year end 2015 was 0.96x, which compares favorably versus other Colombian peers.

•	The 30 days PDL ratio was 2.4% for FY 2015 versus 2.6% for FY 2014. The NPL ratio was 1.6% for FY 2015 versus 1.7% for FY 2014.

•	The Cost of Risk was 1.66% in 2015 versus 1.58% in 2014.

•	NIM for the year was 5.51%, versus 5.59% in 2014. We were able to maintain a stable NIM of loans of 6.3% and ended the year with a NIM on investments of 1.9% versus 2.6% during 2014.

•	The efficiency ratio was 48% for 2015 versus 47% for 2014. The deterioration of this ratio was mainly explained by the impact that the devaluation of the peso.

•	The implicit tax rate for the year was 36% for FY 2015 versus 38% for FY 2014.

Note: Figures for FY2014 and 4Q2014 included in this report have been adjusted versus the sum of the unaudited consolidated quarters under IFRS previously reported. Earnings for the year have not substantially changed (a 1.5% reduction), however the classification of certain line items has been revised. All Income Statement adjustments for the year are reflected in the 4th quarter of 2014. In addition, some adjustments were made to the 3rd quarter 2015 balance sheet compared to what we have previously reported.

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Report of 4Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

Grupo Aval Acciones y Valores S.A.
Consolidated Financial Statements Under Full IFRS
Information in Ps. Billions
Consolidated Balance Sheet	4Q14	3Q15	4Q15	Δ
				4Q15 vs. 3Q15	4Q15 vs. 4Q14
Cash and balances at central bank	17,269.8	18,716.0	22,285.0	19.1%	29.0%
Financial assets held for investment	29,027.8	31,424.9	29,580.1	-5.9%	1.9%
Total loans and leases portfolio at amortized cost	114,400.7	137,032.6	141,827.7	3.5%	24.0%
Non-current assets held for sale	211.2	244.5	199.5	-18.4%	-5.6%
Investment in associates and joint ventures	704.1	902.0	960.7	6.5%	36.4%
Tangible assets	5,886.7	6,289.3	6,514.0	3.6%	10.7%
Intangible assets	8,098.1	9,573.9	10,059.6	5.1%	24.2%
Income tax assets	1,634.3	2,850.6	2,836.2	-0.5%	73.5%
Other assets	2,803.7	3,530.1	3,767.6	6.7%	34.4%
Total assets	180,036.5	210,564.0	218,030.3	3.5%	21.1%

Financial liabilities at fair value	1,183.1	1,573.7	1,143.2	-27.4%	-3.4%
Deposits from clients at amortized cost	113,528.5	129,090.8	135,954.6	5.3%	19.8%
Borrowings	32,780.3	45,253.5	44,792.6	-1.0%	36.6%
Borrowings from rediscount banks	2,108.5	2,376.1	2,506.6	5.5%	18.9%
Total liabilities at amortized cost	148,417.3	176,720.4	183,253.9	3.7%	23.5%
Income tax liabilities	2,769.8	3,581.1	3,098.6	-13.5%	11.9%
Employee benefits	975.7	1,112.1	1,022.3	-8.1%	4.8%
Other liabilities	5,334.6	5,941.7	6,605.9	11.2%	23.8%
Total liabilities	158,680.5	188,928.9	195,124.0	3.3%	23.0%

Attributable to the owners of the parent company	13,724.3	13,617.7	14,428.4	6.0%	5.1%
Non-controlling interests	7,631.6	8,017.4	8,477.8	5.7%	11.1%
Total shareholder's equity	21,356.0	21,635.1	22,906.3	5.9%	7.3%

Total liabilities and shareholder's equity	180,036.5	210,564.0	218,030.3	3.5%	21.1%

Consolidated Statement of income	4Q14	3Q15	4Q15	Δ
				4Q15 vs. 3Q15	4Q15 vs. 4Q14

Interest income	3,094.8	3,605.4	3,984.6	10.5%	28.8%
Interest expense	1,208.0	1,481.9	1,609.1	8.6%	33.2%
Net interest income	1,886.8	2,123.5	2,375.6	11.9%	25.9%
Provisions for losses on loans and other impairments	419.7	411.6	573.1	39.3%	36.6%
Net interest income after provisions	1,467.1	1,712.0	1,802.5	5.3%	22.9%
Fees and other services income, net	933.1	933.3	1,038.7	11.3%	11.3%
Other income	393.2	578.4	744.4	28.7%	89.3%
Other expenses	1,570.9	1,966.2	1,989.8	1.2%	26.7%
Income before tax expense	1,222.5	1,257.6	1,595.7	26.9%	30.5%
Income tax expense	520.8	502.6	443.6	-11.7%	-14.8%
Income from continued operations	701.7	754.9	1,152.1	52.6%	64.2%
Income from discontinued operations	-	-	-	-	-
Net income before non-controlling interest	701.7	754.9	1,152.1	52.6%	64.2%
Non controlling interest	(247.8)	(310.1)	(458.7)	47.9%	85.1%
Net income attributable to the owners of the parent company	453.9	444.8	693.4	55.9%	52.8%

Key ratios	4Q14	3Q15	4Q15	2014	2015

NIM(1)	5.5%	5.3%	5.7%	5.6%	5.5%
Efficiency ratio(2)	45.6%	50.7%	46.7%	46.8%	48.0%
ROAA(3)	1.6%	1.5%	2.2%	1.8%	1.7%
ROAE(4)	13.8%	13.1%	19.8%	15.2%	14.5%

30 days PDL / Total loans and leases	2.6%	2.5%	2.4%	2.6%	2.4%
Provision expense / Average loans and leases (5)	1.7%	1.4%	1.8%	1.6%	1.7%
Allowance / 30 days PDL	1.1	1.0	1.1	1.1	1.1
Allowance / Total loans and leases	2.7%	2.5%	2.6%	2.7%	2.6%
Charge offs / Average loans and leases (5)	1.6%	1.5%	1.3%	1.7%	1.8%

Total loans and leases, net / Total assets	63.5%	65.1%	65.0%	63.5%	65.0%
Deposits / Total loans and leases, net	99.2%	94.2%	95.9%	99.2%	95.9%
Equity + Min. interest / Assets	11.9%	10.3%	10.5%	11.9%	10.5%
Tangible equity ratio (6)	7.7%	6.0%	6.2%	7.7%	6.2%

Shares outstanding (EoP)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Shares outstanding (Average)	22,278,360,154	22,281,017,159	22,281,017,159	20,897,356,358	22,281,017,159
Common share price (EoP)	1,305	1,180	1,090	1,305	1,090
Preferred share price (EoP)	1,280	1,175	1,090	1,280	1,090
BV/ EoP shares in Ps.	616.0	611.2	647.6	616.0	647.6
EPS	20.4	20.0	31.1	86.7	91.6

P/E (7)	15.7	14.7	8.8	14.8	11.9
P/BV (7)	2.1	1.9	1.7	2.1	1.7

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as personnel plus administrative and other expenses divided by net interest income plus other income and fees and other services income, net (excluding others); (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter. (5) Refers to average gross loans for the period; (6) Tangible Equity Ratio is calculated as Total Equity minus Intangibles divided by Total Assets minus Intangibles; (7) Based on Preferred share prices.

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Report of 4Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

Balance Sheet Analysis

1. Assets

Total assets as of December 31, 2015 totaled Ps. 218,030.3 billion showing an increase of 21.1% versus December 31, 2014 and one of 3.5% versus September 30, 2015. Growth in assets was mainly driven by a 24.0% year over year growth in total loans and leases portfolio at amortized cost to Ps. 141,827.7 billion. When excluding the effect of the Colombian Peso (Ps.) depreciation of the period, asset growth would have been 12.1% versus December 31, 2014 and 2.9% versus September 30, 2015 and for the total loans and leases portfolio at amortized cost growth would have been 15.0% and 2.9%, respectively.

1.1 Loans and Leases

Total loans & leases operations and receivables portfolio increased by 23.8% between December 31, 2014 and December 31, 2015 to Ps. 145,546.0 billion (14.9% excluding Ps. depreciation effect) driven by (i) a 19.5% increase in Commercial loans and leases to Ps. 85,413.2 billion (13.6% excluding Ps. depreciation effect), (ii) a 24.7% increase in Consumer loans and leases to Ps. 42,230.5 billion (14.0% excluding Ps. depreciation effect), (iii) a 37.2% increase in Mortgage loans and housing leases to Ps. 13,418.1 billion (14.5% excluding Ps. depreciation effect) and (iv) a 7.3% increase in Microcredit loans and leases to Ps. 399.3 billion (7.3% excluding Ps. depreciation effect).

Total loans and leases portfolio at amortized cost	4Q14	3Q15	4Q15	Δ
				4Q15 vs. 3Q15	4Q15 vs. 4Q14
Loans & leases operations and receivables portfolio
Commercial loans and leases	71,494.7	84,664.8	85,413.2	0.9%	19.5%
Consumer loans and leases	33,878.9	40,165.0	42,230.5	5.1%	24.7%
Mortgages and housing leases	9,778.1	12,748.4	13,418.1	5.3%	37.2%
Microcredit loans and leases	372.3	391.7	399.3	1.9%	7.3%
Loans & leases operations and receivables portfolio	115,524.0	137,970.0	141,461.0	2.5%	22.5%
Interbank & overnight funds and others	2,034.6	2,580.7	4,085.0	58.3%	100.8%
Total loans & leases operations and receivables portfolio	117,558.5	140,550.7	145,546.0	3.6%	23.8%
Allowance for loans & leases operations and receivables portfolio	(3,157.8)	(3,518.1)	(3,718.3)	5.7%	17.8%
Allowance for commercial loans & leases	(1,603.0)	(1,800.8)	(1,874.6)	4.1%	16.9%
Allowance for consumer loans & leases	(100.0)	(104.1)	(112.7)	8.2%	12.7%
Allowance for mortgage loans & leases	(1,407.1)	(1,565.7)	(1,681.8)	7.4%	19.5%
Allowance for microcredit loans & leases	(47.8)	(47.5)	(49.2)	3.6%	2.9%
Total loans and leases portfolio at amortized cost	114,400.7	137,032.6	141,827.7	3.5%	24.0%

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Report of 4Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

The following table shows the loan composition per entity. Banco de Bogotá decreased its share to 65.4% and Banco de Occidente increased its share to 18.6%.

Gross loans / Bank ($)	4Q14	3Q15	4Q15	Δ
				4Q15 vs. 3Q15	4Q15 vs. 4Q14
Banco de Bogotá	72,776.3	90,783.6	92,513.2	1.9%	27.1%
Local	44,976.5	51,661.1	51,111.6	-1.1%	13.6%
Central America	27,799.8	39,122.6	41,401.5	5.8%	48.9%
Banco de Occidente	22,396.2	24,906.9	26,325.6	5.7%	17.5%
Banco Popular	13,128.7	14,207.3	14,673.7	3.3%	11.8%
Banco AV Villas	7,285.3	8,394.8	8,425.9	0.4%	15.7%
Eliminations	62.5	322.6	477.4	48.0%	664.3%
Total Grupo Aval	115,524.0	137,970.0	141,461.0	2.5%	22.5%

Gross loans / Bank (%)	4Q14	3Q15	4Q15

Banco de Bogotá	63.0%	65.8%	65.4%
Local	38.9%	37.4%	36.1%
Central America	24.1%	28.4%	29.3%
Banco de Occidente	19.4%	18.1%	18.6%
Banco Popular	11.4%	10.3%	10.4%
Banco AV Villas	6.3%	6.1%	6.0%
Eliminations	0.1%	0.2%	0.3%
Total Grupo Aval	100%	100%	100%

As detailed below, of the total of Grupo Aval’s loans, 70.7% are domestic and 29.3% are foreign (reflecting the Central American operations). Total foreign loans grew 46.0% during the past 12 months and increased by 5.8% in the quarter. The growth in our Central American operations versus December 2014 is largely attributable to the effect of the Colombian Peso’s depreciation. Excluding the effect of the Ps. depreciation yearly and quarterly growth for our Central American operations would have been 13.1% and 3.7%, respectively.

Gross loans	4Q14	3Q15	4Q15	Δ
				4Q15 vs. 3Q15	4Q15 vs. 4Q14
Domestic
Commercial loans and leases	59,843.6	67,895.1	67,810.2	-0.1%	13.3%
Consumer loans and leases	23,867.8	26,117.9	27,091.6	3.7%	13.5%
Mortgages and housing leases	3,640.6	4,442.7	4,758.4	7.1%	30.7%
Microcredit loans and leases	372.3	391.7	399.3	1.9%	7.3%
Total domestic loans	87,724.2	98,847.4	100,059.5	1.2%	14.1%
Foreign
Commercial loans and leases	11,651	16,770	17,603	5.0%	51.1%
Consumer loans and leases	10,011	14,047	15,139	7.8%	51.2%
Mortgages and housing leases	6,138	8,306	8,660	4.3%	41.1%
Microcredit loans and leases	-	-	-	-	-
Total foreign loans	27,799.8	39,122.6	41,401.5	5.8%	48.9%
Total loans	115,524.0	137,970.0	141,461.0	2.5%	22.5%

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Report of 4Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

The ratio of 30 days PDL to total loans showed an improvement and closed 4Q15 in 2.4% compared to the 2.5% in 3Q15. The ratio of 90 days PDL to total loans remained stable at 1.4% for both periods. Finally, the ratio of CDE Loans to total loans was 4.3% in 4Q15 compared to the 4.0% in 3Q15.

Grupo Aval’s coverage of its non-performing loans and leases remained at 1.6x for 4Q15, 3Q15 and 4Q14. Allowance to CDE Loans was 0.6x and allowance to 30 days PDL was 1.1x, both for 4Q15. Provision expense net of recoveries of charged off assets to average total loans was 1.6% in 4Q15 versus 1.2% in 3Q15 and 1.6% in 4Q14. Charge offs to average total loans was 1.3% in 4Q15, 1.5% in 3Q15 and 1.6% in 4Q14.

Total loans and leases portfolio at amortized cost	4Q14	3Q15	4Q15	Δ
				4Q15 vs. 3Q15	4Q15 vs. 4Q14
''A'' normal risk	107,914.6	128,980.6	132,304.7	2.6%	22.6%
''B'' acceptable risk	2,886.2	3,443.6	3,055.6	-11.3%	5.9%
''C'' appreciable risk	2,456.1	3,073.1	3,392.0	10.4%	38.1%
''D'' significant risk	1,414.6	1,540.6	1,665.4	8.1%	17.7%
''E'' unrecoverable	852.5	932.2	1,043.2	11.9%	22.4%
Loans & leases operations and receivables portfolio	115,524.0	137,970.0	141,461.0	2.5%	22.5%
Interbank & overnight funds and others	2,034.6	2,580.7	4,085.0	58.3%	100.8%
Total loans & leases operations and receivables portfolio	117,558.5	140,550.7	145,546.0	3.6%	23.8%

CDE Loans	4,723.2	5,545.8	6,100.7
30 Days Past Due Loans	2,912.9	3,390.7	3,360.7
90 Days Past Due Loans	1,701.6	1,949.6	1,989.5
Non Performing Loans(1)	1,962.2	2,247.1	2,303.8

CDE loans / Total loans	4.1%	4.0%	4.3%
30 Days PDL (*) / Total loans	2.6%	2.5%	2.4%
90 Days PDL (*) / Total loans	1.5%	1.4%	1.4%
NPL(*)/ Total loans	1.7%	1.6%	1.6%

Allowance / CDE loans	0.7	0.6	0.6
Allowance / 30 Days PDL (*)	1.1	1.0	1.1
Allowance/ 90 Days PDL (*)	1.9	1.8	1.9
Allowance / NPL (*)	1.6	1.6	1.6
Allowance / Total loans	2.7%	2.5%	2.6%

Provision expense / CDE loans	0.4	0.3	0.4
Provision expense / 30 Days PDL (*)	0.7	0.5	0.7
Provision expense / 90 Days PDL (*)	1.1	1.0	1.2
Provision expense / NPL (*)	1.0	0.8	1.1
Provision expense / Average total loans	1.7%	1.4%	1.8%
Provision expense, net of recoveries of charged-off assets / Average total loans	1.6%	1.2%	1.6%

Charge Off / Average total loans	1.6%	1.5%	1.3%

(1) NPL defined as microcredit loans more than 30 days past due, consumer more than 60 days past due, mortgage loans more than 120 days past due and commercial loans more than 90 days past due.

(*) For comparing purposes with our 2014 measures 30 days past due, 90 days past due and NPL's are only calculated on a capital basis (they do not include interest accounts receivables)

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Report of 4Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

1.2 Fixed income and equity investments

Total financial assets held for investment (excluding derivatives) grew 1.6% to Ps 26,663.4 billion between December 31, 2015 and December 31, 2014 and decreased 5.8% versus September 30, 2015. Ps. 24,444.6 billion of our total gross portfolio is invested in debt securities, which grew by 1.0% between December 31, 2015 and December 31, 2014 and decreased by 5.3% since September 30, 2015. Ps. 2,218.8 billion of total gross investment securities is invested in equity securities, which grew 8.6% between December 31, 2015 and December 31, 2014 and decreased 10.5% since September 30, 2015.

The average yield on fixed income investment securities was 5.7% in 4Q15, 3.8% in 3Q15 and 3.7% in 4Q14.

Total assets held for investment	4Q14	3Q15	4Q15	Δ
				4Q15 vs. 3Q15	4Q15 vs. 4Q14
Financial assets held for trading
Fixed income investments	3,476.2	3,323.9	3,061.9	-7.9%	-11.9%
Equity investments	1,340.4	1,360.6	1,521.3	11.8%	13.5%
Total financial assets held for trading	4,816.6	4,684.5	4,583.2	-2.2%	-4.8%
Financial assets available for sale
Fixed income investments	18,056.1	19,248.6	18,987.4	-1.4%	5.2%
Equity investments	702.7	1,119.5	697.6	-37.7%	-0.7%
Total financial assets available for sale	18,758.8	20,368.1	19,684.9	-3.4%	4.9%
Held-to-maturity investments	2,665.8	3,249.7	2,395.3	-26.3%	-10.1%
Allowance for financial assets held for investment	0.0	(1.6)	(0.0)	-100.0%	-100.0%
Total financial assets held for investment	26,241.3	28,300.6	26,663.4	-5.8%	1.6%

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Report of 4Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

1.3 Cash and Cash Equivalents

As of December 31, 2015, cash and balances at central bank had a balance of Ps. 22,285.0 billion showing an increase of 29.0% versus December 31, 2014 and an increase of 19.1% versus September 30, 2015 (22.8% and 18.7% excluding Ps. depreciation effect).

1.4 Goodwill and Other Intangibles

Goodwill and other intangibles as of December 31, 2015 was Ps. 10,059.6 billion, increasing by 24.2% versus December 31, 2014 and by 5.1% versus September 30, 2015.

Goodwill as of December 31, 2015 was Ps. 7,056.0 billion, increasing by 20.3% versus December 31, 2014 and by 1.4% versus September 30, 2015. This increase was primarily attributable to the impact of the peso depreciation as the majority of the goodwill at Aval is denominated in USD.

Other intangibles reflect the value of road concessions and other financial assets, mainly recorded at Corficolombiana.

2. Liabilities

For the three periods presented funding represented 94% of total liabilities and other liabilities represented 6%.

2.1 Funding

Total Funding which includes (i) Deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and other and (iv) Bonds hada balance of Ps. 183,253.9 billion as of December 31, 2015 showing an increase of 23.5% versus December 31, 2014 and of 3.7% versus September 30, 2015 (14.3% and 3.1% excluding Ps. depreciation effect). Total deposits represented 74% of total funding as of the end 4Q15, 73% for 3Q15 and 77% for 4Q14.

Average cost of funds was 3.6% in 4Q15, 3.5% in 3Q15 and 3.3% in 4Q14.

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Report of 4Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

Deposits from clients at amortized cost	4Q14	3Q15	4Q15	Δ
				4Q15 vs. 3Q15	4Q15 vs. 4Q14
Checking accounts	28,756.7	29,697.1	33,430.7	12.6%	16.3%
Time deposits	42,147.8	49,541.0	51,777.4	4.5%	22.8%
Saving deposits	42,253.4	49,321.9	50,298.1	2.0%	19.0%
Other deposits	370.5	530.8	448.5	-15.5%	21.0%
Deposits from clients at amortized cost	113,528.5	129,090.8	135,954.6	5.3%	19.8%

Of our total deposits as of December 31, 2015, checking accounts represented 24.6%, time deposits 38.1%, saving accounts 37.0% and other deposits 0.3%.

The following table shows the deposits composition by bank:

Deposits/ Bank ($)	4Q14	3Q15	4Q15	Δ
				4Q15 vs. 3Q15	4Q15 vs. 4Q14
Banco de Bogotá	73,652.8	89,408.4	92,044.2	2.9%	25.0%
Local	46,242.2	52,809.3	53,019.4	0.4%	14.7%
Central America	27,410.6	36,599.1	39,024.7	6.6%	42.4%
Banco de Occidente	23,231.7	22,347.7	23,890.9	6.9%	2.8%
Banco Popular	10,509.1	11,813.3	12,605.3	6.7%	19.9%
Banco AV Villas	8,396.4	8,396.4	8,958.5	6.7%	6.7%
Eliminations	2,261.5	2,875.1	1,544.2	-46.3%	-31.7%
Total Grupo Aval	113,528.5	129,090.8	135,954.6	5.3%	19.8%

Deposits/ Bank (%)	4Q14	3Q15	4Q15
Banco de Bogotá	64.9%	69.3%	67.7%
Local	40.7%	40.9%	39.0%
Central America	24.1%	28.4%	28.7%
Banco de Occidente	20.5%	17.3%	17.6%
Banco Popular	9.3%	9.2%	9.3%
Banco AV Villas	7.4%	6.5%	6.6%
Eliminations	2.0%	2.2%	1.1%
Total Grupo Aval	100.0%	100.0%	100.0%

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Report of 4Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

2.1.2 Borrowings from Banks and Other (includes borrowings from rediscount banks)

As of December 31, 2015, borrowings from banks and other totaled Ps. 21,326.6 billion, showing an increase of 34.7% versus December 31, 2014 and an increase of 9.5% versus September 30, 2015. Excluding the effect of the peso depreciation, borrowings from banks and other grew 13.7% versus 4Q14 and 8.2% versus 3Q15.

2.1.3 Bonds

Total bonds as of December 31, 2015 totaled Ps. 16,567.1 billion showing an increase of 17.2% versus December 31, 2014 and of 1.1% versus September 30, 2015. Excluding the effect of the peso depreciation, bonds grew 15.1% versus 4Q14 and 0.9%% versus 3Q15.

3. Minority Interest

Minority Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Corficolombiana and Porvenir). As of December 31, 2015 Minority Interest was Ps. 8,477.8 billion which increased by 11.1% versus December 31, 2014. Total minority Interest increased from 35.7% of total equity for December 31, 2014 to 37.0% for December 31, 2015. Total minority Interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Direct & indirect ownership of main subsidiaries	4Q14	3Q15	4Q15	Δ
				4Q15 vs. 3Q15	4Q15 vs. 4Q14
Banco de Bogotá	68.7%	68.7%	68.7%	1	5
Banco de Occidente	72.2%	72.3%	72.3%	2	3
Banco Popular	93.7%	93.7%	93.7%	0	0
Banco AV Villas	79.9%	79.9%	79.9%	-	-
BAC Credomatic (1)	68.7%	68.7%	68.7%	1	5
Porvenir (2)	75.7%	75.7%	75.7%	-	3
Corficolombiana (3)	44.3%	44.3%	44.4%	-	15

(1) BAC Credomatic is fully owned by Banco de Bogotá, as such, the increase in Grupo Aval's total ownership is explained by the rise in our ownership in Banco de Bogotá; (2) Grupo Aval indirectly owns a 100% of Porvenir as follows: 20.0% in Grupo Aval, 46.9% in Banco de Bogotá and 33.1% in Banco de Occidente. Porvenir's results consolidate into Banco de Bogotá; (3) Grupo Aval increased its direct ownership in Corficolombiana through the acquisition of 20.008.260 common shares (9.3% of shares outstanding) of Corficolombiana from Banco de Occidente in December 17, 2014 and further acquisitions through open market transactions.

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Report of 4Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of December 31, 2015 was Ps. 14,428.4 billion showing an increase of 5.1% versus December 31, 2014 and of 6.0% versus September 30, 2015.

10/17

Report of 4Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

Income Statement Analysis

Our net income attributable to shareholders for 4Q15 of Ps. 693.4 billion shows an increase of 52.8% versus 4Q14 and of 55.9% versus 3Q15. This result was positively affected by a quarterly increase of 11.9% in Net interest Income, a 11.3% increase in Fees and Other Services Income, net and a 28.7% increase in other income.

Consolidated Statement of income	4Q14	3Q15	4Q15	Δ
				4Q15 vs. 3Q15	4Q15 vs. 4Q14
Interest income
Interest on loans and leases	2,818.2	3,355.7	3,582.8	6.8%	27.1%
Changes in fair value of financial assets	254.1	178.5	184.2	3.2%	-27.5%
Interests on fixed income investments at amortized cost	22.4	71.2	217.6	205.5%	871.8%
Total interest income	3,094.8	3,605.4	3,984.6	10.5%	28.8%
Total interest expense	1,208.0	1,481.9	1,609.1	8.6%	33.2%
Net interest income	1,886.8	2,123.5	2,375.6	11.9%	25.9%
Total net provisions for losses on loans and other impairments	419.7	411.6	573.1	39.3%	36.6%
Net interest income after provisions	1,467.1	1,712.0	1,802.5	5.3%	22.9%
Fees and other services income	1,044.2	1,099.8	1,182.2	7.5%	13.2%
Fees and other services expenses	111.1	166.4	143.6	-13.7%	29.2%
Fees and other services income, net	933.1	933.3	1,038.7	11.3%	11.3%
Other income	393.2	578.4	744.4	28.7%	89.3%
Other expenses	1,570.9	1,966.2	1,989.8	1.2%	26.7%
Income before tax expense	1,222.5	1,257.6	1,595.7	26.9%	30.5%
Income tax expense	520.8	502.6	443.6	-11.7%	-14.8%
Income from continued operations	701.7	754.9	1,152.1	52.6%	64.2%
Income from discontinued operations	-	-	-	-	-
Net income before non-controlling interest	701.7	754.9	1,152.1	52.6%	64.2%
Non controlling interest	(247.8)	(310.1)	(458.7)	47.9%	85.1%
Net income attributable to the owners of the parent company	453.9	444.8	693.4	55.9%	52.8%

1. Net Interest Income

Net interest income	4Q14	3Q15	4Q15	Δ
				4Q15 vs. 3Q15	4Q15 vs. 4Q14
Interest income
Interest on loans and leases	2,818.2	3,355.7	3,582.8	6.8%	27.1%
Changes in fair value of financial assets	254.1	178.5	184.2	3.2%	-27.5%
Interests on fixed income investments at amortized cost	22.4	71.2	217.6	205.5%	871.8%
Total interest income	3,094.8	3,605.4	3,984.6	10.5%	28.8%
Interest expense
Checking accounts	44.3	46.3	46.6	0.7%	5.3%
Time deposits	466.3	572.5	606.3	5.9%	30.0%
Saving deposits	326.2	366.8	412.7	12.5%	26.5%
Total interest expenses on deposits	836.9	985.5	1,065.6	8.1%	27.3%
Deposits from financial institutions	(0.1)	-	-	-	-
Borrowings	351.0	462.4	499.7	8.1%	42.4%
Interbank and overnight funds	46.3	83.8	120.5	43.8%	160.3%
Borrowings from banks and others	37.4	231.6	23.7	-89.7%	-36.5%
Bonds	267.3	147.1	355.5	141.7%	33.0%
Borrowings from rediscount banks	20.2	33.9	43.7	29.0%	116.9%
Total interest expense	1,208.0	1,481.9	1,609.1	8.6%	33.2%
Net interest income	1,886.8	2,123.5	2,375.6	11.9%	25.9%

11/17

Report of 4Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

Our net interest income increased by 25.9% to Ps. 2,375.6 for 4Q15 versus 4Q14 and by 11.9% versus 3Q15. The main reason for the increase versus 4Q14 was a 28.8% increase in total interest income, driven by a 27.1% increase in interest on loans and leases

Our Net Interest Margin was 5.7% for 4Q15, up from 5.3% in 3Q15 and 5.5% in 4Q14. Net Interest Margin on Loans was 6.3% for both 4Q15 and 3Q15. On the other hand, our Net Fixed Income Investments Margin was 2.3% in 4Q15 versus 0.6% in 3Q15 and 1.6% in 4Q14.

2. Provision expense, net

Our total net provision expense increased by 36.6% to Ps. 573.1 billion for 4Q15 versus 4Q14 and by 39.3% versus 3Q15.

Total net provisions for losses on loans and other impairments	4Q14	3Q15	4Q15	Δ
				4Q15 vs. 3Q15	4Q15 vs. 4Q14
Expenses for allowance for loan & lease losses and accrued interest	483.6	465.3	615.6	32.3%	27.3%
Recovery of charged-off assets	52.0	62.6	54.6	-12.8%	5.0%
Expenses for allowance for investments	(6.8)	0.1	5.7	N.A.	N.A.
Impairment of foreclosed assets	(5.1)	8.8	6.4	-27.2%	-226.5%
Total net provisions for losses on loans and other impairments	419.7	411.6	573.1	39.3%	36.6%

Our annualized net provision expense to average loans was 1.8% for 4Q15, 1.4% for 3Q15 and 1.7% for 4Q14. Net of recoveries of charged-off loans our ratios were 1.6% for 4Q15, 1.2% for 3Q15 and 1.6% for 4Q14.

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Report of 4Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

3. Fee income and other income, net

Total fees and other income increased by 34.4% to Ps. 1,783.0 for 4Q15 versus 4Q14 and by 17.9% in the quarter. Fees and other services income, net increased by 11.3% to Ps. 1,038.7 billion in 4Q15 versus 4Q14 and by 11.3% in the quarter.

Total other income increased by 89.3% to Ps. 744.4 versus 4Q14 and by 28.7% versus 3Q15.

Total fees and other income	4Q14	3Q15	4Q15	Δ
				4Q15 vs. 3Q15	4Q15 vs. 4Q14
Fees and other services income
Banking fees(1)	754.0	795.3	887.7	11.6%	17.7%
Warehouse services	41.7	42.6	43.7	2.5%	4.8%
Fiduciary activities	55.6	60.4	59.4	-1.6%	6.9%
Pension fees	192.9	201.4	191.5	-4.9%	-0.8%
Total fees and other services income	1,044.2	1,099.8	1,182.2	7.5%	13.2%
Fees and other services expenses	111.1	166.4	143.6	-13.7%	29.2%
Fees and other services income, net	933.1	933.3	1,038.7	11.3%	11.3%
Other income
Hedging activities and foreign exchange (losses) gains, net	190.6	66.7	219.0	228.5%	14.9%
Net gains on sales of investments	10.4	3.9	0.1	-98.5%	-99.4%
Income from sales of non-current assets available for sale	49.0	7.1	4.6	-36.0%	-90.7%
Income from non-consolidated investments(2)	128.7	88.2	51.5	-41.7%	-60.0%
Income from the non-financial sector, net	173.0	248.1	292.0	17.7%	68.8%
Other income	(158.6)	164.5	177.3	7.7%	-211.8%
Total other income	393.2	578.4	744.4	28.7%	89.3%

Total fees and other income	1,326.3	1,511.8	1,783.0	17.9%	34.4%

4. Other expenses

Total other expenses for 4Q15 of Ps. 1,989.8 billion increased by 26.7% versus 4Q14 and 1.2% versus 3Q15. Our efficiency ratio measured as operating expenses before depreciation and amortization to total income, was 46.7% in a cost to income basis in 4Q15 deteriorating from 45.6% in 4Q14 and improving from 50.7% in 3Q15. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average total assets remained stable at 3.5% for the three periods presented.

(1)Includes commissions from Banking services, branch network services, credit and debit card fees, checking fees and other fees

(2)Includes equity method, dividends and gains on valuation of biological assets

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Report of 4Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

5. Minority Interest

Minority Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Corficolombiana and Porvenir). For 4Q15, Minority Interest in the income statement was Ps. 458.7 billion, showing an increase of 85.1% versus 4Q14 and of 47.9% versus 3Q15. The ratio of Minority Interest to income before Minority Interest was 39.8% in 4Q15, 41.1% in 3Q15 and 35.3% in 4Q14.

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Report of 4Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group, and through our BAC Credomatic operations it is also the largest and the most profitable banking group in Central America. Grupo Aval currently operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). It manages pension and severance funds through the largest pension and severance fund manager in Colombia (Porvenir) and owns the largest merchant bank in Colombia (Corficolombiana), each of which Aval controls and consolidates into its results.

Investor Relations Contacts

Tatiana Uribe Benninghoff

Vice President of Financial Planning and Investor Relations

Tel: +571 241 9700 x3600

E-mail: turibe@grupoaval.com

Diana Polanía Ruiz

Director of Financial Planning and Investor Relations

Tel: +571 241 9700 x3295

E-mail: dpolania@grupoaval.com

15/17

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Information in Ps. Billions

Consolidated Balance Sheet	4Q14	3Q15	4Q15	Δ
				4Q15 vs. 3Q15	4Q15 vs. 4Q14

Cash and balances at central bank	17,269.8	18,716.0	22,285.0	19.1%	29.0%
Financial assets held for trading
Fixed income investments	3,476.2	3,323.9	3,061.9	-7.9%	-11.9%
Equity investments	1,340.4	1,360.6	1,521.3	11.8%	13.5%
Derivatives	1,047.8	1,270.9	1,025.0	-19.4%	-2.2%
Other financial assets under concession contracts	1,738.6	1,853.4	1,891.7	2.1%	8.8%
Total financial assets held for trading	7,603.1	7,808.8	7,499.8	-4.0%	-1.4%
Financial assets available for sale
Fixed income investments	18,056.1	19,248.6	18,987.4	-1.4%	5.2%
Equity investments	702.7	1,119.5	697.6	-37.7%	-0.7%
Total financial assets available for sale	18,758.8	20,368.1	19,684.9	-3.4%	4.9%
Held-to-maturity investments	2,665.8	3,249.7	2,395.3	-26.3%	-10.1%
Allowance for financial assets held for investment	0.0	(1.6)	(0.0)	-100.0%	-100.0%
Total financial assets held for investment	29,027.8	31,424.9	29,580.1	-5.9%	1.9%
Loans & leases operations and receivables portfolio
Commercial loans and leases	73,529	87,246	89,498	2.6%	21.7%
Commercial loans and leases	71,495	84,665	85,413	0.9%	19.5%
Interbank & overnight funds and others	2,035	2,581	4,085	58.3%	100.8%
Consumer loans and leases	33,879	40,165	42,231	5.1%	24.7%
Mortgages and housing leases	9,778	12,748	13,418	5.3%	37.2%
Microcredit loans and leases	372	392	399	1.9%	7.3%
Total loans & leases operations and receivables portfolio	117,558.5	140,550.7	145,546.0	3.6%	23.8%
Allowance for loans & leases operations and receivables portfolio	(3,158)	(3,518)	(3,718)	5.7%	17.8%
Total loans and leases portfolio at amortized cost	114,400.7	137,032.6	141,827.7	3.5%	24.0%

Other accounts receivable	2,233.4	3,039.1	3,202.2	5.4%	43.4%
Derivatives used for hedging	64.8	38.6	33.7	-12.7%	-48.0%
Non-current assets held for sale	211.2	244.5	199.5	-18.4%	-5.6%
Investment in associates and joint ventures	704.1	902.0	960.7	6.5%	36.4%
Tangible assets	5,886.7	6,289.3	6,514.0	3.6%	10.7%
Intangible assets	8,098.1	9,573.9	10,059.6	5.1%	24.2%
Income tax assets	1,634.3	2,850.6	2,836.2	-0.5%	73.5%
Other assets	505.5	452.4	531.7	17.5%	5.2%
Total assets	180,036.5	210,564.0	218,030.3	3.5%	21.1%

Financial liabilities at fair value	1,183.1	1,573.7	1,143.2	-27.4%	-3.4%
Deposits from financial institutions	-	-	-	-	-
Deposits from clients at amortized cost	113,528.5	129,090.8	135,954.6	5.3%	19.8%
Checking accounts	28,756.7	29,697.1	33,430.7	12.6%	16.3%
Time deposits	42,147.8	49,541.0	51,777.4	4.5%	22.8%
Saving deposits	42,253.4	49,321.9	50,298.1	2.0%	19.0%
Other deposits	370.5	530.8	448.5	-15.5%	21.0%
Borrowings	32,780.3	45,253.5	44,792.6	-1.0%	36.6%
Interbank borrowings and overnight funds	4,929.5	11,765.8	9,405.5	-20.1%	90.8%
Borrowings from banks and others	13,720.7	17,096.1	18,820.0	10.1%	37.2%
Bonds	14,130.1	16,391.7	16,567.1	1.1%	17.2%
Borrowings from rediscount banks	2,108.5	2,376.1	2,506.6	5.5%	18.9%
Total liabilities at amortized cost	148,417.3	176,720.4	183,253.9	3.7%	23.5%
Derivatives used for hedging	559.5	756.4	337.7	-55.3%	-39.6%
Provisions	860.5	1,012.2	744.7	-26.4%	-13.5%
Income tax liabilities	2,769.8	3,581.1	3,098.6	-13.5%	11.9%
Employee benefits	975.7	1,112.1	1,022.3	-8.1%	4.8%
Other liabilities	3,914.7	4,173.0	5,523.5	32.4%	41.1%
Total liabilities	158,680.5	188,928.9	195,124.0	3.3%	23.0%

Shareholder's equity attributable to the owners of the parent company	13,724.3	13,617.7	14,428.4	6.0%	5.1%
Non-controlling interests	7,631.6	8,017.4	8,477.8	5.7%	11.1%
Total shareholder's equity	21,356.0	21,635.1	22,906.3	5.9%	7.3%

Total liabilities and shareholder's equity	180,036.5	210,564.0	218,030.3	3.5%	21.1%

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Consolidated Statement of income	2014	2015	%	4Q14	3Q15	4Q15	Δ
							4Q15 vs. 3Q15	4Q15 vs. 4Q14
Interest income
Interest on loans and leases	10,633.5	13,014.5	22.4%	2,818.2	3,355.7	3,582.8	6.8%	27.1%
Changes in fair value of financial assets	1,044.1	497.0	-52.4%	254.1	178.5	184.2	3.2%	-27.5%
Interests on fixed income investments at amortized cost	252.4	834.4	230.5%	22.4	71.2	217.6	205.5%	871.8%
Total interest income	11,930.0	14,345.9	20.3%	3,094.8	3,605.4	3,984.6	10.5%	28.8%

Interest expense
Checking accounts	171.3	183.2	7.0%	44.3	46.3	46.6	0.7%	5.3%
Time deposits	1,632.9	2,222.8	36.1%	466.3	572.5	606.3	5.9%	30.0%
Saving deposits	1,280.9	1,426.2	11.3%	326.2	366.8	412.7	12.5%	26.5%
Total interest expenses on deposits	3,085.2	3,832.2	24.2%	836.9	985.5	1,065.6	8.1%	27.3%
Deposits from financial institutions	(0.2)	-	-	(0.1)	-	-	-	-
Borrowings	1,335.9	1,783.6	33.5%	351.0	462.4	499.7	8.1%	42.4%
Interbank and overnight funds	185.0	340.6	84.2%	46.3	83.8	120.5	43.8%	160.3%
Borrowings from banks and others	555.2	672.4	21.1%	37.4	231.6	23.7	-89.7%	-36.5%
Bonds	595.8	770.6	29.3%	267.3	147.1	355.5	141.7%	33.0%
Borrowings from rediscount banks	77.6	135.7	74.7%	20.2	33.9	43.7	29.0%	116.9%
Total interest expense	4,498.5	5,751.5	27.9%	1,208.0	1,481.9	1,609.1	8.6%	33.2%
Net interest income	7,431.5	8,594.4	15.6%	1,886.8	2,123.5	2,375.6	11.9%	25.9%

Provisions for losses on loans and other impairments
Expenses for allowance for loan & lease losses and accrued interest	1,692.2	2,127.8	25.7%	483.6	465.3	615.6	32.3%	27.3%
Recovery of charged-off assets	189.6	218.7	15.3%	52.0	62.6	54.6	-12.8%	5.0%
Expenses for allowance for investments	0.5	6.2	1177.6%	(6.8)	0.1	5.7	6703.2%	-183.7%
Impairment of foreclosed assets	4.8	29.5	-	(5.1)	8.8	6.4	-27.2%	-
Total net provisions for losses on loans and other impairments	1,507.9	1,944.8	29.0%	419.7	411.6	573.1	39.3%	36.6%
Net interest income after provisions	5,923.6	6,649.6	12.3%	1,467.1	1,712.0	1,802.5	5.3%	22.9%

Fees and other services income
Banking fees(1)	2,348.8	3,078.8	31.1%	754.0	795.3	887.7	11.6%	17.7%
Warehouse services	184.7	167.3	-9.4%	41.7	42.6	43.7	2.5%	4.8%
Fiduciary activities	224.6	235.6	4.9%	55.6	60.4	59.4	-1.6%	6.9%
Pension fees	757.7	786.0	3.7%	192.9	201.4	191.5	-4.9%	-0.8%
Total fees and other services income	3,515.8	4,267.7	21.4%	1,044.2	1,099.8	1,182.2	7.5%	13.2%
Fees and other services expenses	516.5	631.5	22.3%	111.1	166.4	143.6	-13.7%	29.2%
Fees and other services income, net	2,999.3	3,636.3	21.2%	933.1	933.3	1,038.7	11.3%	11.3%

Other income
Hedging activities and foreign exchange (losses) gains, net	433.1	517.9	19.6%	190.6	66.7	219.0	228.5%	14.9%
Net gains on sales of investments	18.6	4.5	-75.8%	10.4	3.9	0.1	-98.5%	-99.4%
Income from sales of non-current assets available for sale	49.0	31.6	-35.6%	49.0	7.1	4.6	-36.0%	N.A.
Income from non-consolidated investments(2)	258.4	264.0	2.2%	128.7	88.2	51.5	-41.7%	N.A.
Income from the non-financial sector, net	832.0	1,095.7	31.7%	173.0	248.1	292.0	17.7%	68.8%
Other income	626.6	746.7	19.2%	(158.6)	164.5	177.3	7.7%	-211.8%
Total other income	2,217.7	2,660.4	20.0%	393.2	578.4	744.4	28.7%	89.3%

Other expenses
Payroll expenses	2,508.8	3,112.3	24.1%	656.2	822.9	835.8	1.6%	27.4%
Termination expenses	31.6	51.9	64.1%	6.8	11.3	22.7	100.1%	235.5%
Bonus plan payments	113.7	113.5	-0.2%	28.8	34.5	28.0	-18.8%	-2.7%
Salaries and employee benefits	2,363.5	2,946.9	24.7%	620.6	777.0	785.1	1.0%	26.5%
Administrative expenses	3,122.6	3,681.6	17.9%	881.5	938.5	1,025.1	9.2%	16.3%
Equity tax	-	303.2	-	-	-	-	-	-
Depreciation and amortization	445.2	488.3	9.7%	10.3	120.3	132.5	10.1%	1183.1%
Other operating expenses, net	258.2	136.2	-47.3%	22.8	83.1	(3.5)	-104.2%	-115.4%
Total other expenses	6,334.8	7,721.6	21.9%	1,570.9	1,966.2	1,989.8	1.2%	26.7%

Income before tax expense	4,805.8	5,224.7	8.7%	1,222.5	1,257.6	1,595.7	26.9%	30.5%
Income tax expense	1,808.3	1,879.0	3.9%	520.8	502.6	443.6	-11.7%	-14.8%
Income from continued operations	2,997.5	3,345.7	11.6%	701.7	754.9	1,152.1	52.6%	64.2%
Income from discontinued operations	-	-	-	-	-	-	-	-
Net income before non-controlling interest	2,997.5	3,345.7	11.6%	701.7	754.9	1,152.1	52.6%	64.2%
Non controlling interest	(1,185.9)	(1,304.3)	10.0%	(247.8)	(310.1)	(458.7)	47.9%	85.1%
Net income attributable to the owners of the parent company	1,811.6	2,041.4	12.7%	453.9	444.8	693.4	55.9%	52.8%

17/17

Item 2

4Q15 Consolidated Earnings Results IFRS April 2016

2 Haga clic para modificar l estilo de título del patrón Disclaimer Grupo Aval Acciones y Valores S . A . (“Grupo Aval”) is an issuer of securities in Colombia and in the United States, registered with Colombia’s National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores) and the United States Securities and Exchange Commission (“SEC”) . As such, it is subject to the control of the Superintendency of Finance and compliance with applicable U . S . securities regulation as a “foreign private issuer” under Rule 405 of the U . S . Securities Act of 1933 . Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia . As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions . All of our banking subsidiaries, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, and their respective Colombian financial subsidiaries, including Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by the Superintendency of Finance . Although we are not a financial institution, until December 31 , 2014 we prepared the unaudited consolidated financial information included in our quarterly reports in accordance with the regulations of the Superintendency of Finance for financial institutions and generally accepted accounting principles for banks to operate in Colombia, also known as Colombian Banking GAAP because we believe that presentation on that basis most appropriately reflected our activities as a holding company of a group of banks and other financial institutions . However, in 2009 the Colombian Congress enacted Law 1314 establishing the implementation of IFRS in Colombia . As a result, since January 1 , 2015 financial entities and Colombian issuers of publicly traded securities such as Grupo Aval must prepare financial statements in accordance with IFRS . IFRS as applicable under Colombian regulations differs in certain aspects from IFRS as currently issued by the IASB . Our 20 - F annual report filed with the SEC provides a description of the principal differences between Colombian Banking GAAP and U . S . GAAP as well as expected changes from our implementation of IFRS as applicable under Colombian regulations . The unaudited consolidated financial information included in this webcast is presented in accordance with IFRS as currently issued by the IASB . Details of the calculations of non - GAAP measures such as ROAA and ROAE, among others, are explained when required in this report . Because of our migration to IFRS and our first year of implementation of IFRS accounting principles, the unaudited consolidated financial information for 2015 , and the comparative information for the respective periods of 2014 presented herein, may be subject to further amendments . This report may include forward - looking statements, which actual results may vary from those stated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risks factors as evidenced in our Form 20 - F available at the SEC webpage . Recipients of this document are responsible for the assessment and use of the information provided herein . Grupo Aval will not have any obligation to update the information herein and shall not be responsible for any decision taken by investors in connection with this document . The content of this document and the unaudited figures included herein are not intended to provide full disclosure on Grupo Aval or its affiliates . When applicable, in this webcast we refer to billions as thousands of millions .

3 Haga clic para modificar l estilo de título del patrón Highlights The following are the main highlights of our FY2015 results under Full IFRS: • Net income attributable for the shareholders was 2.04 trillion pesos or 92 pesos per share, which compares favorably versus t he 1.81 trillion pesos or 87 pesos per share achieved during 2014, also under Full IFRS. Excluding the non - recurring impact of the payme nt of the equity tax, net income for 2015 would have been 2.25 trillion or 101 pesos per share. • ROAE for the year was 14.5% and ROAA was 1.7%. • Asset growth for year was 21% and liability growth was 23%, both denominated in pesos. Excluding the impact of the devaluatio n o f the peso, asset growth would have been 12% and liabilities growth would have been 14%. • The growth in assets was driven mainly by the growth in the loan book which increased in pesos by 23%, or by 14%, excluding t he impact of the devaluation. • The Deposit to Net Loan ratio for year end 2015 was 0.96x, which compares favorably versus other Colombian peers. • The 30 days PDL ratio was 2.4% for FY 2015 versus 2.6% for FY 2014. The NPL ratio was 1.6% for FY 2015 versus 1.7% for FY 201 4. • The Cost of Risk was 1.66% in 2015 versus 1.58% in 2014. • NIM for the year was 5.51%, versus 5.59% in 2014. We were able to maintain a stable NIM of loans of 6.3% and ended the year w ith a NIM on investments of 1.9% versus 2.6% during 2014. • The efficiency ratio was 48% for 2015 versus 47% for 2014. The deterioration of this ratio was mainly explained by the impact th at the devaluation of the peso. • The implicit tax rate for the year was 36% for FY 2015 versus 38% for FY 2014. Note : Figures for FY 2014 and 4 Q 2014 included in this presentation and the in the report have been adjusted versus the sum of the unaudited consolidated quarters under IFRS previously reported . Earnings for the year have not substantially changed (a 1 . 5 % reduction), however the classification of certain line items has been revised . All Income Statement adjustments for the year are reflected in the 4 th quarter of 2014 . In addition, some adjustments were made to the 3 rd quarter 2015 balance sheet compared to what we have previously reported .

4 Haga clic para modificar l estilo de título del patrón 12.6% 12.9% 11.9% 11.8% 10.7% 9.9% 10.0% 11.1% 9.8% 9.6% 8.4% 8.7% 8.6% 2010 2011 2012 2013 2014 2015 2016 Unemployment as of December for each period Unemployment as of February for each period - 3.4% - 4.4% - 4.3% - 5.0% - 7.2% - 6.5% - 6.4% - 7.8% - 6.5% -9.0% -8.0% -7.0% -6.0% -5.0% -4.0% -3.0% -2.0% -1.0% 0.0% 0 1,000 2,000 3,000 4,000 5,000 6,000 dec-13 mar-14 jun-14 sep-14 dec-14 mar-15 jun-15 sep-15 dec-15 USD Million Exports Imports Current Account Deficit / GDP Macroeconomic context - Colombia GDP Growth Expectations (%) Source: Bloomberg Consensus Source: DANE. Unemployment (%) Current Account balance (USD mm) Source: Banrep and DANE . 2.3 2.8 3.3 3.8 4.3 4.8 Jan-15 Feb-15 Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15 Sep-15 Oct-15 Nov-15 Dec-15 Jan-16 Feb-16 Mar-16 Apr-16 2016E 2017E 2.4 3.1

5 Haga clic para modificar l estilo de título del patrón Macroeconomic context - Colombia Inflation (%) Source: DANE Source: Banrep. (1) End of period DTF rate. Source: Banrep and DANE Central Bank’s Monetary Policy 3.73 3.20 2.44 2.16 1.94 2.93 3.66 4.42 6.77 7.98 1.5 2.5 3.5 4.5 5.5 6.5 7.5 8.5 Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 12-month inflation Lower target range Upper target range 3.3% 7.98% 6.50% 2% 4% 6% 8% 2014 1Q15 2Q15 3Q15 4Q15 Jan-16 Feb-16 Mar-16 Apr-16 Real GDP growth Inflation Colombian Central Bank's Interest Rate GDP Growth 2015: 3.1% 6.50% 6.47% 4.0% 4.5% 5.0% 5.5% 6.0% 6.5% Dec-14 Jan-15 Feb-15 Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15 Sep-15 Oct-15 Nov-15 Dec-15 Jan-16 Feb-16 Mar-16 Apr-16 Colombian Central Bank's Interest Rate (EoP) DTF (1)

6 Haga clic para modificar l estilo de título del patrón Macroeconomic context - Colombia Source: Bloomberg Source: Bloomberg. ( 100=Jan 31, 2015) Colombian Peso Exchange Rate COP vs Emerging markets’ currencies Colombian Peso vs WTI US$/barrel 4Q14 3Q15 4Q15 4Q15 vs. 3Q15 4Q15 vs. 4Q14 Average 2.173,01 2,938.94 3,061.74 4.2% 40.9% End of period 2,392.46 3,086.75 3,149.47 2.0% 31.6% 1,700 2,200 2,700 3,200 3,700 20 40 60 80 100 120 Jan-15 Feb-15 Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15 Sep-15 Oct-15 Nov-15 Dec-15 Jan-16 Feb-16 Mar-16 Apr-16 WTI (US$ - Lhs) COP Exchange Rate 90 110 130 150 170 190 Jan-15 Feb-15 Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15 Sep-15 Oct-15 Nov-15 Dec-15 Jan-16 Feb-16 Mar-16 Apr-16 Colombian Peso Brazilian Real Mexican Peso Chilean Peso Peruvian Nuevo Sol Turkish Lira South African Rand

7 Haga clic para modificar l estilo de título del patrón 11.5% 13.8% 8.5% 13.8% 10.2% 14.2% 10.5% Central America Panama Costa Rica El Salvador Guatemala Honduras Nicaragua Fuente : FMI Real GDP growth evolution (%) Macroeconomic context – Central America 2.0 3.1 3.5 4.2 4.1 4.7 6.2 2.3 3.5 3.0 3.8 3.9 4.0 6.0 0 1 2 3 4 5 6 7 ES HO CR GU CENAM NI PA 2014 2015E Source: SECMCA, Central Banks, as of September 2015 Oil & gas imports / Total imports (%) Fuente: FMI Central Bank’s Monetary Policy 1.75 3.00 6.25 1 3 5 7 9 11 Dec-10 Mar-11 Jun-11 Sep-11 Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Costa Rica Guatemala Honduras

8 Haga clic para modificar l estilo de título del patrón 65.1% 12.3% 1.6% 21.1% Loans and financial leases Fixed income Investments Unconsolidated equity investments Other 65.0% 11.2% 1.5% 22.3% 63.5% 13.4% 1.5% 21.5% 180.0 210.6 218.0 4Q14 3Q15 4Q15 4Q15 / 4Q14: 21.1% Assets Breakdown 4Q14 4Q15 Foreign (1) Colombian operations 25.9% 74.1% Foreign (1) Colombian operations 29.5% 70.5% Total Assets Assets Figures in Ps. Trillions % of total assets % of total assets (1) Foreign operations reflect Central American operations. 3Q15 Foreign (1) Colombian operations 28.8% 71.2% % of total assets 4Q15 / 3Q15: 3.5% 4Q15 / 4Q14 = 12.1% 4Q15 / 3Q15 = 2.9% Growth excl. depreciation of Central American Operations

9 Haga clic para modificar l estilo de título del patrón 60.4% 29.9% 9.5% 0.3% 115.5 138.0 141.5 4Q14 3Q15 4Q15 61.9% 29.3% 8.5% 0.3% Gross loans Gross loans Breakdown 4Q15 4Q14 Loans Figures in Ps. Trillions 115.5 Microcredit Mortgages Consumer Commercial 7.3% 37.2% 24.7% 19.5% 4Q15 / 4Q14 141.5 4Q15 / 4Q14: 22.5% 4Q15 / 3Q15: 2.5% 61.4% 29.1% 9.2% 0.3% 3Q15 138.0 4Q15 / 4Q14 = 13.8% 4Q15 / 3Q15 = 1.9% 7.3% 14.5% 14.0% 13.6% % Growth excluding depreciation of Central American Operations Growth excl. depreciation of Central American Operations

10 Haga clic para modificar l estilo de título del patrón Loan portfolio quality 2.6% 2.5% 2.4% 1.7% 1.6% 1.6% 4Q14 3Q15 4Q15 30 days PDLs / Total loans NPLs / Total loans 1.7% 1.4% 1.8% 1.6% 1.2% 1.6% 4Q14 3Q15 4Q15 Loan provision expense, net / Average Loans Loan provision expense, net (net of recoveries of charged-off assets) / Average Loans 0.9x 0.9x 0.8x 4Q14 3Q15 4Q15 Charge offs / Average NPLs 1.6x 1.6x 1.6x 1.1x 1.0x 1.1x 4Q14 3Q15 4Q15 Allowances / NPLs Allowances / 30+ PDLs Allowances / Total loans 2.7% 2.6% 2.5% (1) 30 days PDLs and NPLs exclude interest account receivables. (2) 30 days PDLs and NPLs for 4Q14 are presented under Colombian Banking GAAP. (1) (1) (1) (2) (1) 30 days PDLs and NPLs exclude interest account receivables. (2) 30 days PDLs and NPLs for 4Q14 are presented under Colombian Banking GAAP. (1) (1) (1) NPL defined as microcredit loans more than 30 days past due, consumer more than 60 days past due, mortgage more than 120 days past due and commercial loans more than 90 days past due (2)

11 Haga clic para modificar l estilo de título del patrón Loan portfolio quality (1) Past Due Loans + 30 / Total Loans. (2) NPL defined as microcredit loans more than 30 days past due, consumer and financial leases more than 60 days past due, mortgage more tan 120 days past due and commercial loans more than 90 days past due . (3) Past due and Non Performing Loans for 4Q14 are presented under Colombian Banking GAAP. Past Due Loans (1) Non - performing Loans (2) 4Q14 (3) 3Q15 (*) 4Q15 (*) 4Q14 (3) 3Q15 (*) 4Q15 (*) Commercial 1.8% 1.8% 1.6% 1.3% 1.3% 1.2% Consumer 4.0% 3.8% 3.8% 2.8% 2.5% 2.6% Mortgages 3.0% 2.8% 2.7% 1.2% 1.1% 1.1% Microcredit 10.7% 9.4% 9.5% 10.7% 9.4% 9.5% Total Loans 2.6% 2.5% 2.4% 1.7% 1.6% 1.6% (*) PDL + 30 days: including interest account receivables, is 2.70 % for 3Q15 and 2.59% for 4Q15 (*) NPL’s: including interest account receivables, is 1.85 % for 3Q15 and 1.82% for 4Q15

12 Haga clic para modificar l estilo de título del patrón 4Q14 3Q15 4Q15 Interbank Borrowings 3.3% 6.7% 5.1% Long-Term Bonds 9.5% 9.3% 9.0% Banks and Others 10.7% 11.0% 11.6% Deposits 76.5% 73.0% 74.2% 4Q14 3Q15 4Q15 Others 0.3% 0.4% 0.3% Time deposits 37.1% 38.4% 38.1% Checking accounts 25.3% 23.0% 24.6% Savings deposits 37.2% 38.2% 37.0% 4Q15 / 4Q14: 19.8% Total Deposits Total Funding 0.99x 0.94x 0.96x 4Q14 3Q15 4Q15 Deposits / Net Loans (%) 148.4 176.7 183.3 4Q15/4Q14: 23.5% 113.5 129.1 136.0 Funding Figures in Ps. Trillions 4Q15/3Q15: 3.7% 4Q15/3Q15: 5.3% 4Q15 / 4Q14 = 14.3% 4Q15 / 3Q15 = 3.1% 4Q15 / 4Q14 = 11.3% 4Q15 / 3Q15 = 4.7% Funding Composition Deposit Composition Growth excl. depreciation of Central American Operations Growth excl. depreciation of Central American Operations

13 Haga clic para modificar l estilo de título del patrón 4Q14 3Q15 4Q15 Minority interest 7.6 8.0 8.5 Attributable Shareholders' Equity 13.7 13.6 14.4 Total Equity 21.4 21.6 22.9 13.7 13.6 14.4 4Q14 3Q15 4Q15 4Q15 / 4Q14: 5.1% Attributable Shareholders Equity Attributable Equity + Minority Interest 11.9% 10.5% 10.3% Total Equity / Assets 7.7% 6.2% 6.0% Tangible capital ratio (1) Capital 4Q15 / 4Q14: 7.3% Figures in Ps. Trillions Consolidated Capital Adequacy of our Banks (%) (2) 4Q15/3Q15: 5.9% 4Q15/3Q15: 6.0% 4Q14 3Q15 4Q15 4Q14 3Q15 4Q15 4Q14 3Q15 4Q15 4Q14 3Q15 4Q15 Primary capital (Tier 1) 8.0 7.5 6.5 8.9 10.0 9.6 10.5 10.9 10.6 11.6 10.4 10.6 Solvency Ratio 11.5 10.0 10.7 11. 8 11.4 11.0 12.2 11.6 11.2 12.6 10.8 10.9 Tangible Capital Ratio (2) 9.4 10.0 8.9 13.0 12.3 11.7 14.4 15.8 14.6 12.0 11.7 11.5 (1) Tangible Capital Ratio is calculated as Total Equity minus Intangibles divided by Total Assets minus Intangibles. (2) Solvency ratios and Tier 1 figures for 2014 are presented under Colombian Banking GAAP and for 2015 under IFRS.

14 Haga clic para modificar l estilo de título del patrón 6.4% 6.3% 6.3% 4Q14 3Q15 4Q15 1.6% 0.6% 2.3% 4Q14 3Q15 4Q15 NIM – Net Interest Margin (1) Net Interest Margin: Net interest income divided by total average interest - earning assets. (2) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases. (3) Net Fixed Income Margin: Net Interest income on Fixed Income securities and on Interbank and Overnight funds to Average Fixed In come securities and Interbank and overnight funds. 5.5% 5.3% 5.7% 4Q14 3Q15 4Q15 Net Interest Margin (1) Loans Interest Margin (2) Net Fixed Income Margin (3) 3.5% 3.6% 3.3% Avg. cost of funds / Total Int. and non Int. funding 4Q14 3Q15 4Q15 4Q15/ 4Q14 4Q15/ 3Q15 1.89 2.12 2.38 25.9% 11.9% Net interest income (trillions) Avg. yield on loans 10.0% 10.2% 10.0% Avg. yield on fixed income investments 3.8% 5.7% 3.7%

15 Haga clic para modificar l estilo de título del patrón Other income Fees and other operating income Figures in Ps. Billions 4Q14 3Q15 4Q15 Income from non - financial sector, net 173 248 292 Hedging activities and FX gains (losses), net 191 67 219 Income from non - consolidated investments (2) and other 29 263 233 Total other operating income 393 578 744 [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] 4Q14 3Q15 4Q15 Banking Fees Fiduciary activities Pension fees Other (1) Total gross fees and other services income. 4Q15 / 4Q14: 13.2% 4Q15/3Q15: 7.5% Fees (1) (2) Includes equity method income, dividend income, gains on valuation of biological assets and other income.

16 Haga clic para modificar l estilo de título del patrón 3.5% 3.5% 3.5% 4Q14 3Q15 4Q15 45.6% 50.7% 46.7% 4Q14 3Q15 4Q15 Efficiency Ratio is calculated as personnel plus administrative and other expenses divided by net interest income plus other income and fees and other services income, net ( e xcluding others) Operating expenses / Total Income Operating expenses / Average Assets Efficiency ratio Efficiency Ratio is calculated as annualized personnel plus administrative and other expenses divided by average of total assets.

17 Haga clic para modificar l estilo de título del patrón 1.6% 1.5% 2.2% 4Q14 3Q15 4Q15 454 445 693 4Q14 3Q15 4Q15 13.8% 13.1% 19.8% 4Q14 3Q15 4Q15 (1) ROAA for each quarter is calculated as annualized Net Income divided by average of total assets . (2) ROAE for each quarter is calculated as annualized Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. Net income Profitability ROAA (1) ROAE (2) Figures in Ps. Billions $20.6 $20.0 $31.1 EPS 22,278 22,281 22,281 Shares Outstanding (MM Average)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2016

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel